UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

20 October 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

20 October 2022

Diageo launches and prices three-tranche $2.0 billion fixed rate USD denominated bonds

Diageo, a global leader in beverage alcohol, yesterday launched and priced a $2.0 billion SEC-registered bond offering, consisting of $500 million 5.200% fixed rate notes due 2025; $750 million 5.300% fixed rate notes due 2027 and $750 million 5.500% fixed rate notes due 2033.

The issuer of the bonds is Diageo Capital plc, with payment of principal and interest fully and unconditionally guaranteed by Diageo plc. Proceeds from this issuance will be used for general corporate purposes. The bond offering is scheduled to settle on 24 October 2022.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC and NatWest Markets Securities Inc. acted as joint active book-running managers on this offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the registration statement filed with the United States Securities and Exchange Commission (SEC) by Diageo plc, Diageo Capital plc and Diageo Investment Corporation.

Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Citigroup Global Markets Inc. at +1-800-831-9146; HSBC Securities (USA) Inc. at +1-866-811-8049; Morgan Stanley & Co. LLC at +1-866-718-1649; or NatWest Markets Securities Inc. at +1-800-231-5380.

  .ENDS…….

For further information, please contact:

Investor relations:
Durga Doraisamy	+44 (0) 7902 126 906
Andrew Ryan	+44 (0) 7803 854 842
Lucinda Baker	+44 (0) 7974 375 550
investor.relations@diageo.com

Media relations:
Global Press Office	+44 (0) 7803 856 200
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Capital plc
LEI: 213800L23DJLALFC4O95

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 20 October 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary